UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  June 26, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated June 26, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

June 26, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 15, 2007

Additional promising drilling results from J-Pacific's Montgolfier Project

Drilling confirms geological model and returns anomalous gold value

VANCOUVER, June 26, 2007 - J-Pacific Gold Inc. ("J-Pacific", TSXV - JPN, OTCBB - JPNJF) reports the latest results from the 10,000-metre core drilling program at its Montgolfier Project. Located in the Casa Berardi greenstone belt of northwestern Quebec, the Montgolfier Project is 85 kilometres west of Matagami and 40 kilometres east of the Casa Berardi gold mine.

Assay results are detailed from nine holes testing Target Areas No. 3, No. 4 and No. 8, located in the central part of the property over a strike length of four kilometres. Outstanding results from a further 11 holes in the 2007 program will be released imminently.

Nick Ferris, President and CEO, said, "These results confirm that the Montgolfier Project lies atop a very strong gold system associated with a deformation zone along the Casa Berardi Fault. We continue to prove the validity of our geological model, as we've intersected host rock in a variety of locations. Importantly, these mineralized intercepts were encountered at relatively shallow depths, providing us with a number of attractive follow-up targets at deeper levels. In this central part of the project, hole JPN07-11 is a particularly compelling follow-up target, as we encountered two anomalous gold intersections over significant widths."

At Target Area No. 3, drill hole JPN07-07 intersected 0.30g Au/t over 15.0 metres in graphitic schists associated with the Casa Berardi Fault, at an estimated vertical depth of 207 metres. Minor quartz-carbonate veining in mafic volcanic rock yielded a narrow one- metre intercept grading 0.88g Au/t.

At Target Area No. 4, three holes investigated a chain of banded-iron formations dissected by shear zones. Hole JPN07-11 tested the termination of a banded-iron formation and intersected mostly fine-grained sedimentary rocks interlayered with minor tuffaceous units. Near the end of the hole, two sections yielded weak gold mineralization, including 1.39g Au/t over 3.0 metres and 0.79g Au/t over 6.5 metres.

At Target Area No. 8, four holes, JPN07-12 to JPN07-15, tested faulted banded-iron formation units where they are projected to intersect the Casa Berardi Fault. Holes JPN07-12 and JPN07-14 were drilled to investigate the western termination of a magnetic feature near the interpreted trace of the Casa Berardi Fault. Both holes intersected mostly fine-grained sedimentary and banded-iron formation units. One 50- metre-thick banded-iron formation unit intersected in hole JPN07-14 is slightly anomalous in gold, including 0.62g Au/t over 2.3 metres. Holes JPN07-13 and JPN07-15 were drilled to investigate the eastern termination of magnetic features approximately one kilometre east of JPN07-12. One narrow quartz-carbonate-pyrite vein section in hole JPN07-13 yielded 1.78g Au/t over 1.0 metre. Hole JPN07-15 intersected a weak auriferous zone grading 0.27g Au/t over 2.0 metres.

A map illustrating the location of the drill holes is posted on the J-Pacific website. The characteristics of the boreholes and assay results are presented in the table below.

Montgolfier Gold Project 2007 Drilling Program Assay Results from Target Areas No. 3, No. 4 and No. 8

Hole ID	UTM_E	UTM_N	Azimuth	Plunge	Length	From	To	Length*	Grade	Depth from surface
			(degrees)	(degrees)	(m)	(m)	(m)	(m)	(g Au/t)	(m)
JPN07-07	662,110	5,497,550	350	-50	393.3	161.7	162.7	1.0	0.88	124
and						262.2	277.2	15.0	0.30	207
JPN07-08	662,100	5,496,650	350	-50	399.0	NSV
JPN07-09	662,150	5,497,340	350	-50	410.0	NSV
JPN07-10	662,800	5,496,740	360	-50	402.1	NSV
JPN07-11	663,940	5,497,160	350	-50	402.8	339.0	342.0	3.0	1.39	261
and						360.5	367.0	6.5	0.79	279
including						360.5	361.5	1.0	2.57	277
JPN07-12	664,440	5,497,535	350	-50	402.0	212.0	213.0	1.0	0.35	163
JPN07-13	664,975	5,497,530	350	-50	390.5	289.1	290.1	1.0	1.78	222
JPN07-14	664,465	5,497,410	350	-50	384.0	252.3	254.5	2.3	0.62	194
JPN07-15	665,100	5,497,725	350	-50	405.0	285.0	287.0	2.0	0.27	219

* Core length intervals; true widths are approximately 75 per cent of reported core length intervals
NSV = no significant assay results.

PROGRAM DETAILS

Target Area No. 3

Target Area No. 3, in the central portion of the Montgolfier Project, was tested with two holes to investigate an apparent resistivity low associated with the Casa Berardi Fault in an area not previously investigated by historical drilling. A fence of two holes was completed. The northernmost hole, JPN07-07, intersected 0.30g Au/t over 15.0 metres in graphitic schists associated with the Casa Berardi Fault. This is similar to what was intersected by hole JPN07-01, approximately six kilometres to the west. Hole JPN07-09, drilled approximately 200 metres behind JPN07-07, did not intersect any significant gold mineralization.

Target Area No. 4

Target Area No. 4, approximately one kilometre southeast of Target Area No. 3, was investigated by three holes. This target is characterized by discontinuous linear magnetic features interpreted as banded-iron formation units segmented by a series of west- trending shear zones, possibly related to the Casa Berardi Fault. It was investigated by three holes targeting edges of the magnetic features over a strike length of 2.5 kilometres. The two westernmost holes, JPN07-08 and JPN07-10, intersected banded- iron formation inside mostly fine-grained sedimentary rock and did not intersect any significant gold mineralization. Hole JPN07-11, investigated the eastern termination of a magnetic feature approximately one kilometre east of JPN07-10. The hole intersected a 55-metre-thick sequence of tuffaceous rock characterized by strong silica and muscovite alteration, and quartz-carbonate veining with disseminated pyrite locally. The tuffaceous rock is slightly anomalous in gold, with two sections characterized by stronger veining and pyrite mineralization yielding 1.39g Au/t over 3.0 metres and 0.79g Au/t over 6.5 metres at vertical depths estimated at 269 and 179 metres, respectively.

Target Area No. 8

Target Area No. 8 consists of a series of magnetic features in close proximity to the interpreted trace of the Casa Berardi Fault. Compilation of historical drilling information revealed that several holes drilled in this area had intersected minor gold mineralization associated with quartz veining and pyrite mineralization south of the Casa Berardi Fault. Four holes investigated the two edges of the magnetic feature.

Two holes, JPN07-12 and JPN07-14, tested the western edge of the magnetic feature on the same section, approximately 200 metres west of a section of historical holes that yielded weak gold mineralization associated with quartz veining. Both holes intersected mostly fine-grained sedimentary rock with narrow banded-iron formation units. One 50- metre-thick banded-iron formation intersected in hole JPN07-14 is slightly anomalous in gold. The contact of this unit with fine-grained sedimentary rock yielded 0.62g Au/t over 2.3 metres at a vertical depth of approximately 160 metres.

Two holes were drilled to investigate the magnetic feature on two sections 150 metres apart. The magnetic features are explained by banded-iron formation units intercalated in mostly fine-grained sedimentary rock; however, the rock is only weakly altered and contains minor quartz veining. Only one narrow auriferous zone was intersected in hole JPN07-13. A one-metre section assayed 1.78g Au/t, associated with minor quartz- carbonate-pyrite veining inside a mafic volcanic subunit. No other significant values were obtained in this hole. In hole JPN07-15, a three-metre-thick zone of semi-massive pyrite with quartz veining was intersected at the contact with a 15-metre-thick banded-iron formation subunit. This zone is anomalous in gold, yielding 0.27g Au/t over 2.0 metres at an estimated vertical depth of 222 metres.

BACKGROUND

The 2007 Montgolfier drilling program focused on eight priority targets generated by SRK Consulting ("SRK"), based on its interpretation of airborne geophysical data acquired in 2005 and an accompanying review of historical exploration work. The program included 26 core holes totalling 9,710 metres, comprising: 12 holes to investigate the main Casa Berardi Fault in five separate areas over a strike length of 15 kilometres; eight holes to test faulted banded-iron formation within the Taibi Sedimentary Sequence south of the Casa Berardi Fault; and six holes to probe two major splays of the Casa Berardi Fault intersecting segmented banded-iron formation in the eastern portion of the property.

The Montgolfier Project straddles the Casa Berardi Tectonic Zone, approximately 30 kilometres east of the Casa Berardi Mine, where Aurizon Mines Ltd. has outlined proven and probable mineral reserves of 4.713 million tonnes grading 7.7g Au/t (equivalent to 1,169,000 oz Au); a measured and indicated mineral resource of 8.495 million tonnes holding 835,400 oz Au; and an inferred mineral resource of 26.865 million tonnes holding 2,162,000 oz Au (Reference: 2007 Aurizon Mines Ltd. 2006 Financial Report, Aurizon Mines Ltd., Vancouver, British Columbia, page 7).

The presence of gold reserves and resources at the Casa Berardi Mine does not necessarily indicate that gold reserves and resources will be delineated on the Montgolfier Project. However, SRK has extrapolated similarities in the stratigraphy and structural setting of the Montgolfier Project to those of the Casa Berardi Mine, as well as to other occurrences of gold mineralization in the Casa Berardi Tectonic Zone.

Assay samples were collected from NQ-size core cut in half lengthwise with a diamond saw. Assay sample lengths vary from 0.2 to 2.0 metres, depending on geology. Gold assays are performed using fire assay procedures with an atomic absorption finish on a 30-gram charge. Assay results grading above 1.0g Au/t are repeated with a gravimetric finish. J-Pacific employs industry best practices quality assurance and quality control procedures for all its exploration programs. All assays are conducted by Laboratoire Expert Inc. in Rouyn-Noranda, Quebec. While Laboratoire Expert is not accredited, it is independent, maintains an internal quality control program and participates annually in CANMET round-robin proficiency testing. Analytical quality control measures include the use of replicate assays, certified reference material samples and blanks in all batches of samples sent for assaying.

The drilling was performed by Major Drilling Group International Inc. On-site geological expertise was provided by IOS Services Geoscientifiques Inc., a Quebec-based geological consulting company, under the supervision of SRK's Dr. Jean-Francois Couture, P.Geo., J-Pacific's qualified person for this project for the purpose of NI 43-101, who has reviewed and approved this news release.

On behalf of the Board of Directors

"N. Ferris"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.